Mail Stop 4561
									November 30, 2005

Mr. Steve S. Sinohui
President
SIN Holdings, Inc.
3225 S. Garrison
Unit 21
Lakewood, Colorado   80227

      Re:	SIN Holdings, Inc.
		Form 10-KSB for Fiscal Year ended December 31, 2004
		Filed March 16, 2005
      File No. 000-49752


Dear Mr. Sinohui:

      We have reviewed your response letter dated October 4, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 9

1. We note in your response to comment 1 that your auditors concluded that substantial doubt about your company`s ability to continue as a going concern did not exist due to the expressed intention of your controlling shareholder to continue funding. Nonetheless, it appears that your company has experienced certain conditions and events outlined in paragraph 6 of SAS 59 that may indicate substantial doubt about the company`s ability to continue as a going concern.
Please
advise us what consideration your auditors gave to these factors including recurring operating losses, working capital deficiencies, negative cash flows from operating activities and inability to repay debt when evaluating the Company`s ability to continue as a going concern. In that regard, please expand your disclosure in future filings, either in a separate note or in Item 6 - Management`s Discussion and Analysis Financial Condition and Results of Operations, detailing the principal conditions and events that may have initially caused substantial doubt about your company`s ability to continue as a going concern, the possible effects of such conditions and events, and the mitigating factors, including the intention of the controlling shareholder to continue funding, that allowed the auditors to conclude that no going concern paragraph was necessary.




















Notes to Consolidated Financial Statements

Note A - Summary of Accounting Policies, page F-6

2. We note in your response to comment 2 that you projected future cash flows in the form of revenues in assessing goodwill for impairment. Please elaborate upon the fair value assessment that you performed, including any assumptions that you used. It is unclear how your projected revenues alone could be a determinate of fair value. Consistent with paragraphs 19 - 22 of SFAS 142, you must perform a two-step test to determine if goodwill has been impaired.
First, the fair value of a reporting unit must be compared with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit`s goodwill must then be compared to the carrying amount of the goodwill to determine the amount of impairment loss, if any. Please note that it is not appropriate to test goodwill for impairment using an undiscounted cash flow method similar to that required for long-lived assets. Refer to paragraphs B88 - B89 of SFAS 142.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Kristi Beshears
Staff Accountant



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Mr. Steve S. Sinohui
SIN Holdings, Inc.
November 30, 2005
Page 1